**LFT SECURITIES, LLC**

SEC File Number 8-70015

Financial Statements and Supplementary Schedules
For the Year Ended December 31, 2022 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

RSM US LLP
*Independent Registered Public Accounting Firm*

**SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**ANNUAL AUDIT REPORT**

Year ended December 31, 2022

**LFT Securities, LLC**
**(Name of Respondent)**

425 Walnut Street, Suite 2410
Cincinnati, Ohio 45202
**(Address of Principal Executive Office)**

Mr. Robert Jenkins
**LFT Securities, LLC**
425 Walnut Street, Suite 2500
Cincinnati, Ohio 45202
(513) 271-0759
**(Name and address of person authorized to receive notices and**
**communications from the Securities and Exchange Commission)**

| | OMB APPROVAL |
| --- | --- |
| | OMB Number: 3235-0123 |
| | Expires: Oct. 31, 2023 |
| | Estimated average burden |
| | hours per response: 12 |

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

## ANNUAL REPORTS
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-70015 |

**FACING PAGE**
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
<span>(MM/DD/YY)</span> <span>(MM/DD/YY)</span>

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **LFT Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**425 Walnut Street, Suite 2410**
<span>(No. and Street)</span>

| **Cincinnati** | **OH** | **45202** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Bob Jenkins** | **(513) 878-1090** | bjenkins@lumafintech.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**RSM US LLP**
<span>(Name – if individual, state last, first, and middle name)</span>

| One South Wacker Drive, Suite 800 | **Chicago** | **IL** | **60606** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **09/24/2003** | **49** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Bob Jenkins</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>LFT Securities, LLC</u>, as of <u>12/31</u>, 2 <u>022</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ANNETTE R BURGESS
Notary Public
State of Ohio
My Comm. Expires
August 20, 2026

Signature:

Title: 
Chief Financial Officer


Notary Public

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: <u>SIPC Supplemental Report</u>

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# LFT SECURITIES, LLC

## Table of Contents

**Report of Independent Registered Public Accounting Firm**

Managers
LFT Securities, LLC

**Opinion on the Financial Statements**
We have audited the accompanying statement of financial condition of LFT Securities, LLC (the Company), as of December 31, 2022, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

**Supplemental Information**
The supplementary information contained in Schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2018.

*RSM US LLP*

Cincinnati, Ohio
March 29, 2023

**LFT SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2022**

### Assets

Current Assets
| | |
|---|---:|
| Cash | $ 4,789,966 |
| Accounts receivable | 2,170,283 |
| Receivable from affiliates | 756,569 |
| Prepaids and other current assets | 8,024 |
| Total current assets | 7,724,842 |

Other Assets
| | |
|---|---:|
| Deposits | 16,425 |
| Total other assets | 16,425 |
| **Total Assets** | **$ 7,741,267** |

### Liabilities and Member's Equity

Current Liabilities
| | |
|---|---:|
| Accounts payable | $ 129 |
| Payable to affiliates | 95,960 |
| Accrued liabilities | 36,722 |
| Total current liabilities | 132,811 |
| Member's Equity | 7,608,456 |
| **Total Liabilities and Member's Equity** | **$ 7,741,267** |

The accompanying notes are an integral part of these statements.

| | |
|---|---:|
| **Revenues** | |
| Platform fees | $ 11,979,888 |
| | |
| Total revenues | 11,979,888 |
| | |
| **Expenses** | |
| Compensation expense | 433,000 |
| Professional fees | 361,088 |
| Occupancy expense | 36,238 |
| Other | 119,006 |
| | |
| Total expenses | 949,332 |
| | |
| **Net Income** | $ 11,030,556 |

The accompanying notes are an integral part of these statements.

**LFT SECURITIES, LLC**
**STATEMENT OF CHANGES IN MEMBER'S EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2022**

| | | |
|---|---|---:|
| **Member's equity, beginning of year** | $ | 6,577,900 |
| Net income | | 11,030,556 |
| Distributions | | (10,000,000) |
| **Member's equity, end of year** | $ | 7,608,456 |

The accompanying notes are an integral part of these statements.

**LFT SECURITIES, LLC**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2022**

**Cash Flows from Operating Activities:**

| | | |
|---|---|---:|
| Net income | $ | 11,030,556 |
| Adjustment to reconcile net income to net cash provided by operating activities: | | |
| Decrease in accounts receivable | | 504,026 |
| Increase in receivable from affiliates | | (167,474) |
| Increase in prepaid and other current assets | | (3,789) |
| Increase in deposits | | (10,000) |
| Decrease in accounts payable | | (2,432) |
| Increase in payable to affiliates | | 43,874 |
| Increase in accrued liabilities | | 36,722 |
| | | |
| Net cash provided by operating activities | | 11,431,483 |

**Cash Flows from Financing Activities:**

| | | |
|---|---|---:|
| Member distributions | | (10,000,000) |
| | | |
| Net cash used in financing activities | | (10,000,000) |
| | | |
| Net increase in cash | | 1,431,483 |
| | | |
| **Cash, beginning of year** | | 3,358,483 |
| **Cash, end of year** | $ | 4,789,966 |

The accompanying notes are an integral part of these statements.

## NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *Nature of Company and Operations*

LFT Securities, LLC (the "Company") is a broker/dealer registered under the Securities Exchange Act of 1934. The Company was formed on June 20, 2017 as Advanced Trading & Linked Asset Strategies, LLC, a Delaware limited liability company; as such, its member possesses limited liability for obligations of the Company. On December 5, 2018, the Company changed its name to LFT Securities, LLC. The Company is a wholly-owned subsidiary of Luma Financial Technologies, LLC (the "Member"). The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

The Company operates a multipurpose technology platform designed for the pricing, trading, distributing, educating and lifecycle management of structured notes, certificates of deposit, registered funds and annuities. The Company offers products from the North American, Latin American, and European marketplaces.

As a member of Financial Industry Regulatory Authority, Inc., the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") because it relies on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

### *Basis of Presentation*

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America ("GAAP") as contained in the Accounting Standards Codification ("ASC") issued by the Financial Accounting Standards Board ("FASB"). The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with GAAP. A summary of significant accounting policies follow and are described below to enhance the usefulness of the financial statements to the reader.

### *Dependency on Parent*

The Company is dependent upon the Member for platform access and other administrative functions to operate its business. The Member is in process of building its customer base and expansion of its product offerings and is dependent on funding through debt and equity issuances to continue on its current growth plan during this stage of its life cycle.

The Member is in the process of obtaining additional debt and equity financing as of the date of these financial statements. Management believes that this funding, improving cash flow due to additional customers going live on the platform and revenue from new product offerings will enable the Member to continue as a going concern through at least March 29, 2024, one year from the date the financial statements were issued. In the event that the Member does not obtain the funding, management has the ability to implement certain cost-cutting measures to continue as a going concern through at least March 29, 2024. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classifications of assets or the amounts and classification of liabilities that may result should the Company be unable to continue as a going concern.

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

*Accounts Receivable / Receivable from Affiliate*

Accounts receivable are stated at net realizable value.  The Company provides an allowance for credit losses based on management's periodic review of accounts.  Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable.  As of December 31, 2022, management had determined that no allowance for credit losses is required

*Net Capital Requirements*

The Company is required to maintain a minimum "net capital" equal to the greater of $5,000 or 6-2/3 percent of "aggregate indebtedness", as these terms are defined.  Net capital changes from day to day and the Company had net capital and net capital requirements of $5,246,611 and $8,854, respectively, at December 31, 2022.  The Company must also maintain a ratio of aggregate indebtedness to net capital of not more than 12 to 1. The Company's ratio was 0.0253 to 1 at December 31, 2022.

*Concentrations of Credit Risk*

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times, such cash may be in excess of FDIC insurance limits.

The Company also considers concentration of risk for customers that make up greater than or equal to 10% of total revenue. Three customers accounted for 35% of revenue, each greater than 10% individually, for the year ended December 31, 2022, and 49% of the accounts receivable balance at December 31, 2022.

*Income Taxes*

The Company, with the consent of its Member, has elected to be formed as a limited liability company.  The operating agreement of the Company, construed under Delaware laws, states that the Company shall be disregarded as an entity from its Member for federal and state income tax purposes. In lieu of paying taxes at the Company level, the Member of a limited liability company is taxed on the Company's taxable income.  Therefore, no provision or liability for federal or state income taxes has been included in the accompanying financial statements.

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

The Company follows the provisions of *Accounting for Uncertainty in Income Taxes* as required by the ASC standards. The Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company does not have any uncertain tax positions. The Company is subject to examination for all tax years since inception.

*Subsequent Events*

In conformity with the ASC standards, the Company has evaluated for disclosure all subsequent events and transactions through the date the financial statements were issued for the year ended December 31, 2022. On January 23, 2023 the Company issued a dividend amounting to $5,000,000 to the Member. On March 13, 2023 the Company issued a dividend amounting to $1,750,000 to the Member. On March 29, 2023 the Company issued a dividend amounting to $800,000 to the Member.

**NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS**

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

*Platform Revenue*

The Company's performance obligation is to stand ready to provide the Company's electronic marketplace (the "Platform") to customers for the use of posting product, and no price is allocated to multiple performance obligations.

Pricing for the financial products is the same for all issuers posting product on the Platform and is summarized below:
1. Market-Linked Certificates of Deposit – Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Ten (10) basis points (0.10%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

## NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)

Additionally, in the event that a user purchases in any calendar month an aggregate principal amount of Market-Linked Certificates of Deposit and Market-Linked Notes having a total aggregate principal amount in excess of $400,000,000 per month for the average of the three previous months, issuers paying fees to the Company shall pay to the Company the following:
1. Market-Linked Certificates of Deposit – Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform;
2. Market-Linked Notes - Five (5) basis points (0.05%) of the aggregate principal amount purchased by users from the issuer posting product on the Platform.

This revenue from larger users, purchasing in excess of $400,000,000 per month, falls under the variable consideration guidance in ASC 606.

The Company stands ready to provide an unspecified quantity of services over a period of time to each customer. Each increment of the services provided to customers is distinct because each posting of product for a customer is a distinct event. The promised services are substantially the same because the posting of customer product is carried out the same for each distinct posting. For these reasons, the Company claims a series exception and considers these distinct events to constitute one performance obligation of services.

The Company uses the expected value method to determine the amount of variable consideration included in the transaction price. In accordance with ASC 606, the Company identifies the range of possible consideration amounts to be 90 days after the end of a month, as a contract can be terminated with 90 days' notice. The Company then determines a probability that the user of the Platform would reach $400,000,000 in volume for each of the next three months. Based on those probabilities, the Company takes a weighting of the probability and applies it to the fee charged for the month for revenue recognition purposes. Morgan Stanley Wealth Management and Merrill Lynch, Pierce, Fenner & Smith Inc. met this threshold in 2022, and management has estimated one hundred percent probability that Morgan Stanley Wealth Management and Merrill Lynch, Pierce, Fenner & Smith Inc. will remain above this threshold within 90 days after year-end.

Because the Company applies the expected value method to determine the amount of variable consideration, and there also exists variability in the number of transactions that will generate revenue each month, the Company applies the constraint focused on whether it is probable that the inclusion of the estimated variable consideration in the transaction price will not result in a significant reversal of cumulative revenue recognized for the contract when the uncertainty of a user's aggregate principal amount purchase giving rise to the variability is resolved. Only estimated variable consideration for which it is probable that its inclusion in the transaction price will not result in a significant reversal of cumulative revenue recognized should be included in the transaction price. If it is probable that a significant reversal of cumulative revenue recognized will not occur with respect to just a portion of the estimated variable consideration to which the entity expects to be entitled, that portion would be included in the transaction price.

**NOTE B – REVENUES FROM CONTRACTS WITH CUSTOMERS (CONTINUED)**

The Company accounts for services as a single performance obligation because it is providing a series of distinct services that are substantially the same and have the same pattern of transfer. The Company observes that the promised consideration is dependent on the number and volume of transactions occurring each month, and is highly susceptible to factors outside the Company's influence. The Company also observes that although it has experience with similar contracts, that experience is of little predictive value in determining how many, and at what quantity, transactions will aggregate throughout the month. Therefore, the Company cannot conclude that it is probable a significant reversal in the cumulative amount of revenue recognized would not occur if any estimates of fee discounts were included in the transaction price until the number of transactions is noted at the end of each month.

Revenue is recognized based on the trade date of a unique product identification number ("CUSIP") for which aggregate principal amounts are billed at the transaction price. Because the financial products offered through the Company's Platform have definitive periods of offering, and are typically offered only in one calendar month, revenue on the principal amounts transacted in these CUSIPs can be recognized in the month that the products traded. The customer outlined in the contract is simultaneously receiving and consuming benefits as the Company performs its obligation. In a specific month, the customer will be receiving the benefits of utilizing the Platform and promises from the Company, while also consuming the benefits by receiving deposits from the products traded in the month it consumed the benefits.

The products posted on the Platform, and the information posted by the issuers, is uploaded as it becomes available for new CUSIPs. The agreements with both issuers and users indicate that the transaction price is billed on a transactional basis for the aggregate principal amounts, and is not billed over the lifetime term of the product. Management concludes that revenue is recognized in the month that each CUSIP trades, and after applying the constraint to variable consideration, as opposed to over the term of the product. Management comes to this conclusion because it applies the series exception asserting there is only one performance obligation, which is to stand ready to provide the Platform to customers. The performance obligation and benefit to the customer is simultaneously received and consumed in the month that each CUSIP trades, therefore revenue can be recognized when the constraint is lifted at the end of each month, based on the fact that the consideration becomes probable when the number of transactions is known and the Company can determine the revenue it is entitled to for that month. The accounts receivable balance as of December 31, 2022 is presented on the face of the statement of financial condition. The accounts receivable balance as of January 1, 2022 was $2,674,309. The amount of contract assets and liabilities at December 31, 2022 was zero.

## NOTE C – RELATED PARTIES

On November 14, 2018, the Company entered into an expense sharing agreement with the Member for the reimbursement of expenses which should be assumed by the Company. The Company pays the Member compensation of any registered principals, including the CEO, CSO and CFO, and at a rate of 50% of base salary for the CEO and CFO, and 25% of base salary for the CSO. The Company also pays the Member compensation of the non-registered Controller and Staff Accountant at a rate of 20% of base salary. The Company does not pay bonuses to the Member since bonuses are allocated based on metrics outside of the broker-dealer, as such no bonuses are expensed to the Company. Additionally, the Company pays the Member for the allocation of 25% of the Member's sublease rent on the 24th Floor in the Cincinnati, Ohio offices with Navian Capital, LLC, and the direct legal fees and electronic storage media fees incurred by the Company paid by the Member. During 2022, the Company incurred expenses relating to this agreement totaling $526,598. Amounts due to the Member totaled $84,242 at December 31, 2022, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with Navian Capital Securities, LLC, a wholly-owned subsidiary of Navian Capital, LLC in which Navian Capital, LLC has an ownership interest in the Member, by which Navian Capital Securities, LLC acts as an agent to collect revenues remitted from each issuing bank institution in an instance where an issuing bank institution does not have an agreement in place direct with the Company. Navian Capital Securities, LLC facilitates the collection of revenue from certain of the Company's customers. The Company reimburses Navian Capital Securities, LLC for expenses which should be assumed by the Company. Revenue from Navian Capital Securities, LLC was zero for the year ended December 31, 2022. During 2022, the Company incurred expenses relating to this agreement totaling $16,250. Amounts due to Navian Capital Securities, LLC were zero at December 31, 2022.

The Company also has an agreement with Morgan Stanley & Co. LLC ("MS&CO"), an indirect owner of the Company in which MS&CO has an ownership interest in the Member, by which MS&CO remits revenues to the Company related to the product purchases facilitated by the Company in MS&CO product offered through the Platform. Revenue from MS&CO totaled $1,234,958 for the year ended December 31, 2022. Amounts due to the Company totaled $415,327 at December 31, 2022, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with MS&CO by which the Company remits a rebate to MS&CO related to the revenues received from MS&CO on product purchases facilitated by the Company in MS&CO product. The rebate from the Company to MS&CO totaled $63,234 for the year ended December 31, 2022. Amounts due to MS&CO were zero at December 31, 2022.

The Company also has an agreement with BofA Securities, Inc. ("BofA"), an indirect owner of the Company in which BofA has an ownership interest in the Member, by which BofA remits revenues to the Company related to the product purchases facilitated by the Company in BofA product offered through the Platform. Revenue from BofA totaled $651,192 for the year ended December 31, 2022. Amounts due to the Company totaled $151,313 at December 31, 2022, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with BofA by which the Company remits a rebate to BofA related to the revenues received from BofA on product purchases facilitated by the Company in BofA product. The rebate from the Company to BofA totaled $3,485 for the year ended December 31, 2022. Amounts due to BofA were zero at December 31, 2022.

**NOTE C – RELATED PARTIES (CONTINUED)**

The Company also has an agreement with UBS Securities LLC ("UBS"), an indirect owner of the Company in which UBS has an ownership interest in the Member, by which UBS remits revenues to the Company related to the product purchases facilitated by the Company in UBS product offered through the Platform. Revenue from UBS totaled $671,209 for the year ended December 31, 2022.  Amounts due to the Company totaled $98,608 at December 31, 2022, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with UBS by which the Company remits a rebate to UBS related to the revenues received from UBS on product purchases facilitated by the Company in UBS product.  The rebate from the Company to UBS totaled $11,718 for the year ended December 31, 2022.  Amounts due to UBS totaled $11,718 at December 31, 2022, which are included as payable to affiliates in the statement of financial condition.

The Company also has an agreement with Toronto-Dominion Securities LLC ("TD Securities"), an indirect owner of the Company in which TD Securities has an ownership interest in the Member, by which TD Securities remits revenues to the Company related to the product purchases facilitated by the Company in TD Securities product offered through the Platform. Revenue from TD Securities totaled $513,122 for the year ended December 31, 2022. Amounts due to the Company totaled $30,249 at December 31, 2022, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with TD Securities by which the Company remits a rebate to TD Securities related to the revenues received from TD Securities on product purchases facilitated by the Company in TD Securities product.  The rebate from the Company to TD Securities totaled $30,263 for the year ended December 31, 2022.  Amounts due to TD Securities were zero at December 31, 2022.

The Company also has an agreement with CIBC Strategic Investments ("CIBC"), an indirect owner of the Company in which CIBC has an ownership interest in the Member, by which CIBC remits revenues to the Company related to the product purchases facilitated by the Company in CIBC product offered through the Platform. Revenue from CIBC totaled $698,362 for the year ended December 31, 2022.  Amounts due to the Company totaled $61,071 at December 31, 2022, which are included as receivable from affiliates in the statement of financial condition. Additionally, the Company has an agreement with CIBC by which the Company remits a rebate to CIBC related to the revenues received from CIBC on product purchases facilitated by the Company in CIBC product.  The rebate from the Company to CIBC totaled $2,250 for the year ended December 31, 2022.  Amounts due to CIBC were zero at December 31, 2022, which are included as payable to affiliates in the statement of financial condition.

The Company has been granted a worldwide, perpetual, non-exclusive, non-transferable, royalty-free license by its Member to use, display, market, and grant end-user access to the Platform to service its customers.  The Company is not charged for technical support, overhead associated with operating the platform, or any fees for the license granted by its Member. Additionally, the Company is not charged any fees from Luma Financial Technologies for periodic general & administrative fees related to receivables, payables, and the closing of books at month-end.

## NOTE D – INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these agreements in unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications. Management of the Company expects the risk of loss to be remote.

**LFT SECURITIES, LLC**
**SCHEDULE I – COMPUTATION OF NET CAPITAL AND**
**AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND**
**RECONCILIATION OF THE COMPANY'S NET CAPITAL PER THE**
**UNAUDITED FILING TO THE COMPUTATION HEREIN**
**DECEMBER 31, 2022**

**Net Capital**

| | | |
|---|---|---:|
| Member's equity | $ | 7,608,456 |
| Receivable from affiliates | | (756,569) |
| Prepaids and other current assets | | (24,449) |
| Commissions receivable aged greater than 30 days | | (1,540,827) |
| Other deductions | | (40,000) |
| Total nonallowable assets | | (2,361,845) |
| **Net Capital** | | 5,246,611 |

**Minimum Capital Required to be Maintained**

| | | |
|---|---|---:|
| (Greater of $5,000 or 6-2/3% of aggregate indebtedness) | | (8,854) |
| **Excess Net Capital** | $ | 5,237,757 |
| **Aggregate Indebtedness** | $ | 132,811 |
| **Ratio of Aggregate Indebtedness to Net Capital** | | 0.0253 to 1 |

There are no material reconciling items between the amounts presented above and the amounts as reported in LFT Securities, LLC's unaudited FOCUS Report as of December 31, 2022. Therefore, no reconciliation of the two computations is deemed necessary.

**LFT SECURITIES, LLC**
**SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE**
**REQUIREMENTS AND INFORMATION FOR POSSESSION**
**OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2022**

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements under Rule 15c3-3" or "Information for Possession or Control Requirements under Rule 15c3-3" as it has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because it limits business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



RSM US LLP

**Report of Independent Registered Public Accounting Firm**

Managers
LFT Securities, LLC


We have reviewed management's statements, included in the accompanying Exemption Report, in which LFT Securities, LLC (the Company) stated that:

1.  The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2.  The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to receiving transaction-based compensation for providing technology or platform services; and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

*RSM US LLP*

Cincinnati, Ohio
March 29, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

# LFT SECURITIES, LLC EXEMPTION REPORT

LFT Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption from paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.


LFT Securities, LLC
_____
[Name of Company]


I, <u>Robert Jenkins</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title:  Chief Financial Officer

February 28, 2023

**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

Managers
LFT Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of LFT Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences.

2.  Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4.  Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

*RSM US LLP*

Cincinnati, Ohio
March 29, 2023

## SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

### General Assessment Reconciliation

For the fiscal year ended __12/31/2022__

(Read carefully the instructions in your Working Copy before completing this Form)

### TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

**SIPC-7**

(36-REV 12/18)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
70015  FINRA DEC
LFT SECURITIES LLC
425 WALNUT ST STE 2410
CINCINNATI, OH 45202-3956
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bob Jenkins, (513) 878-1090

2. A. General Assessment (item 2e from page 2)          $ 17,771

   B. Less payment made with SIPC-6 filed (**exclude interest**)          ( 9,488          )
      07/25/2022
      _____Date Paid_____

   C. Less prior overpayment applied          ( 0          )

   D. Assessment balance due or (overpayment)          8,283

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum          0

   F. Total assessment balance and interest due (or overpayment carried forward)          $ 8,283

   G. **PAYMENT:** √ the box
      Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
      $ 8,283
      Total (must be same as F above)

   H. Overpayment carried forward          $(          )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

   _____

   _____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

LFT Securities, LLC
(Name of Corporation, Partnership or other organization)

_Signature_
(Authorized Signature)

Dated the __15__ day of __February__, 20 __23__.

Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____  _____  _____
        Postmarked    Received      Reviewed

Calculations _____          Documentation _____          Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2022
and ending December 31, 2022

Eliminate cents

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)                     $ 11,979,888

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.                     _____

   (2) Net loss from principal transactions in securities in trading accounts.                     _____

   (3) Net loss from principal transactions in commodities in trading accounts.                     _____

   (4) Interest and dividend expense deducted in determining item 2a.                     _____

   (5) Net loss from management of or participation in the underwriting or distribution of securities.                     _____

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.                     _____

   (7) Net loss from securities in investment accounts.                     _____

      Total additions                     _____

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.                     _____

   (2) Revenues from commodity transactions.                     _____

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.                     (41,796)

   (4) Reimbursements for postage in connection with proxy solicitation.                     _____

   (5) Net gain from securities in investment accounts.                     _____

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.                     (90,534)

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).                     _____

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

      _____                     _____

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.          $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).          $_____

      Enter the greater of line (i) or (ii)                     _____

      Total deductions                     (132,330)

2d. SIPC Net Operating Revenues                     $ 11,847,558

2e. General Assessment @ .0015                     $ 17,771

                                          (to page 1, line 2.A.)

# SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) *Line 2a* For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) *Adjustments* The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) *Additions* Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) *Deductions* Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

*If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.*

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. *Interest on Assessments,* If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e)(4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

**Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:**

**On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.**

## From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

## From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

## From SIPC Bylaw Article 6 (Assessments):
### Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

### Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

| | | | |
|---|---|---|---|
| ASE | American Stock Exchange, LLC | FINRA | Financial Industry Regulatory Authority |
| CBOE | Chicago Board Options Exchange, Incorporated | NYSE | Arca, Inc. |
| CHX | Chicago Stock Exchange, Incorporated | NASDAQ | OMX PHLX |
| | | SIPC | Securities Investor Protection Corporation |